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JULIE.GAO@SKADDEN.COM

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JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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www.skadden.com

January 21, 2014

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Leju Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Leju Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company is a consolidated wholly-owned subsidiary of E-House (China) Holdings Limited, a reporting company under the Securities Exchange Act of 1934, as amended, that is listed on the New York Stock Exchange.  The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.  A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years ended December 31, 2011 and 2012, and unaudited condensed consolidated financial statements as of September 30, 2013 and each of the nine-month periods ended September 30, 2012 and 2013.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2011 and 2012 and the nine-month periods ended September 30, 2012 and 2013, and omitted the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010.

The Company plans to include in a revised Registration Statement its audited consolidated financial statements and selected financial information as of and for the year ended December 31, 2013. In addition, certain data and information with respect to “Capitalization”, “Management” and “Dilution” tables have been omitted from this confidential filing but will be included based on updated data and information in a revised Registration Statement.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering (“IPO”), the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company represents to the Commission that:

1.             The Company is not currently a public reporting company in any jurisdiction.

2.             The Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, consolidated financial statements audited under any generally accepted auditing standards for any interim period.

3.             Compliance with Item 8.A.4 of Form 20-F at present which nears the end of the latest fiscal year, is impracticable and involves undue hardship for the Company.

4.             The Company does not anticipate that its audited financial statements for the year ended December 31, 2013 will be available until March 2014.

5.             In no event will the Company seek effectiveness of its Registration Statement on Form F-1 if its audited financial statements are older than 15 months at the time of the offering.

The Company will file this letter as an exhibit to the Registration Statement on Form F-1 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

*              *              *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, Lawrence Jin, by telephone at +86-21-6141-2019, or by email at lawrjin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                 Xin Zhou, Chairman, Leju Holdings Limited

Weijie Ma, Acting Chief Financial Officer, Leju Holdings Limited

Lawrence Jin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP